UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2022

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Iconic Brands, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

44 Seabro Avenue
Address of Principal Executive Office (Street and Number)

Amityville, NY 11701
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Iconic Brands, Inc. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022 (the “Form 10-Q”). The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period, including, without limitation, the financial statements to be included therein, has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Registrant. The Registrant undertakes the responsibility to file, and anticipates that it will file, the Form 10-Q no later than five days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Allen, Chief Financial Officer	(631)	464-4050
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☐ Yes ☒ No
Annual Report on Form 10-K for the year ended December 31, 2021

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects there will be significant changes to its Balance Sheet, Statement of Operations and Statement of Stockholder's Equity as compared to the information provided in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021.

On July 26, 2021, the Registrant completed the acquisition of TopPop LLC (“TopPop”) and an equity financing and exchange transaction (the “Transactions”). As reported in the Registrant’s Current Report on Form 8-K dated July 27, 2021, as amended, the Registrant’s Proforma Balance Sheet as of June 30, 2021 indicates there was an approximately $55 million increase in assets and an approximately $34 million increase in liabilities as a result of the Transactions. In addition, as a result of the Transactions, there will be material increases in sales and expenses as the Registrant consolidates the TopPop business into its operations. The Registrant expects those changes to be reflected in its unaudited financial statements for the quarter ended March 31, 2022 to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022.

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Iconic Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/ David Allen
David Allen
Chief Financial Officer

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